RADICA GAMES LIMITED
                       TO INTRODUCE XBOX(TM) CONTROLLERS

           PERIPHERALS HIT RETAIL IN NOVEMBER IN TIME FOR XBOX LAUNCH

FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
NOVEMBER 14, 2001                                PRESIDENT & CEO
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA), designer and manufacturer of video game controllers and accessories marketed under the Gamester(R) brand, has announced the launch of peripherals officially licensed by Microsoft and carrying the Xbox logo. The peripherals will be available in conjunction with the system's November 15th release.

"With the highly anticipated Xbox launch, working with Microsoft to create Xbox peripherals was a terrific opportunity for us at Radica," said Pat Feely, chief executive officer, Radica Games Ltd. "We're very excited that the launch of Xbox officially licensed Gamester peripherals gives us the opportunity to bring our trademarked 'Unfair Advantage' to gamers around the world."

"We've worked closely with Radica to develop these Xbox peripherals and are looking forward to the product launch," said Todd Holmdahl, general manager of Xbox Hardware. "Radica's commitment to develop innovative Gamester controllers and accessories compliments Microsoft's goal to deliver new and unforeseen game play experiences to players worldwide."

GAMESTER XBOX PERIPHERALS:
-------------------------

VORTEX: Advanced controller features an elegant design with superior function. Rubber grips and rounded buttons provide comfort during game play, while dual motors provide variable feedback. Analog buttons are pressure sensitive to 256 degrees. Compatible with analog and digital modes. Available in three color schemes. ($24.99)

PRO RACER: Puts full wheel action at the palm of your hands. The unique shape enhances and improves game play in all driving games. Every button is pressure sensitive and dual motors supply variable feedback. Compatible with analog and digital modes. ($29.99)

CORTEX: A memory card for Xbox that provides additional storage space for use with compatible controllers. Includes a system link cable so two Xbox consoles can be linked together for head-to-head play or simultaneous play on two different TV screens. ($24.99)

About Xbox
----------

Xbox (http://www.xbox.com/) is Microsoft's future-generation video game system that delivers the most powerful games experiences ever. Xbox empowers game artists by giving them the technology to fulfill their creative visions as never before, creating games that blur the lines between fantasy and reality. Xbox will be available in North America on November 15, 2001 at the suggested retail price of $299.99. *Reseller prices may vary.

          The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission. See "Item
          3. Key  Information  -- Risk Factors" in such report on Form
          20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys and video game accessories. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com

Xbox is a trademark of Microsoft Corporation in the United States and/or other countries.

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